UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

GENWORTH FINANCIAL, INC.
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE
(Title and Class of Securities)

37247D106
(CUSIP number)

Highfields Capital Management LP
Attention: Joseph F. Mazzella
John Hancock Tower
200 Clarendon Street, 59th Floor
Boston, MA 02116
(617) 850-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [X] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 37247D106	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,360,440
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 25,360,440
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,360,440
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 37247D106	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,360,440
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 25,360,440
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,360,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 37247D106	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,360,440
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 25,360,440
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,360,440
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 37247D106	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathon S. Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,360,440
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 25,360,440
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,360,440
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 37247D106	13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,319,833
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 1,319,833
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,833
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 37247D106	13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,384,722
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 4,384,722
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,384,722
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 37247D106	13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,655,885
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 19,655,885
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,655,885
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 37247D106	13D	Page 9 of 17 Pages

Item 1. Security and Issuer.

     The securities to which this statement relates are shares of Class A common stock, par value $0.001 per share (the “Shares”), of Genworth Financial, Inc. (the “Issuer”). The principal executive officers of the Issuer are located at 6620 West Broad Street, Richmond, Virginia 23230.

Item 2. Identity and Background.

     (a), (b) and (c) This statement is being filed by the following persons: Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”), Highfields GP LLC, a Delaware limited liability company (“Highfields GP”), Highfields Associates LLC, a Delaware limited liability company (“Highfields Associates”), Jonathon S. Jacobson, Highfields Capital I LP, a Delaware limited partnership (“Highfields I”), Highfields Capital II LP, a Delaware limited partnership (“Highfields II”), and Highfields Capital III L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Highfields III”). Highfields I, Highfields II and Highfields III are together referred to herein as the “Funds.” Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson and the Funds are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Highfields.”

     Highfields Capital Management is principally engaged in the business of providing investment management services to the Funds, and to Highfields Capital IV LP, a Delaware limited partnership, and Highfields Capital Ltd., a Cayman Islands exempted company, each of which is a limited partner in Highfields III. The business address and principal executive offices of Highfields Capital Management are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

     Highfields GP is the general partner of Highfields Capital Management. Highfields GP’s principal business is serving as general partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

     Highfields Associates is the general partner of the Funds. Highfields Associates’ principal business is serving as the general partner of the Funds and of Highfields Capital IV LP. The business address and principal executive offices of Highfields Associates are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

     Mr. Jacobson is the Managing Member of Highfields GP and the Senior Managing Member of Highfields Associates and his business address is John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director, and the Chief Executive Officer and Chief Investment Officer, of Highfields Capital Management.

CUSIP No. 37247D106	13D	Page 10 of 17 Pages

     The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

     (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) The natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the 1,319,833 Shares owned by Highfields I was $7,253,365, inclusive of brokerage commissions.

     The aggregate purchase price of the 4,384,722 Shares owned by Highfields II was $24,088,678, inclusive of brokerage commissions.

     The aggregate purchase price of the 19,655,885 Shares owned by Highfields III was $142,884,464, inclusive of brokerage commissions.

     Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in its margin account.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for more accounts over which the Reporting Persons have investment or voting power.

     The Reporting Persons have maintained an ongoing dialogue with the Issuer’s management regarding performance, allocation of capital and structural issues. The Reporting Persons expect to continue such dialogue with the Issuer, and with other interested persons, and in particular to address options available to the Issuer related to its global mortgage insurance assets, its U.S. mortgage insurance assets and its retirement and protection businesses. The Reporting Persons expect such discussions will address risk mitigation strategies, possible sale or spin of assets, and similar matters.

     Depending on such discussions, market conditions and further developments or actions of the Issuer, the Reporting Persons may change their intentions or Share ownership stated herein, or propose actions that may affect the capital structure, management or ownership or control of the Issuer.

     Nothing herein should be construed as limiting the Reporting Persons’ ability and intention to further purchase, sell, lend, vote, dispose or otherwise deal in the Issuer’s securities at times and in such manner as they deem advisable in pursuit of their investment purposes, including to benefit from changes in Share market prices resulting from actual or perceived developments in the Issuer’s operations and management of the Issuer or its affiliates. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer and may discuss such analysis with the Issuer’s management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, competitors, sources of credit or investment banking firms. Such analysis and discussions may result in the Reporting Persons’ modifying their ownership of Shares, exchanging information with the Issuer or other persons, including pursuant to appropriate confidentiality or similar agreements, or holding discussions with third parties or with management in which the Reporting Persons may recommend or take a position with respect to potential changes in the Issuer’s operations, management, governance or capital structure.

     The Reporting Persons reserve the right to formulate, plan and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions, or otherwise, (iii) to dispose of all or part of its holdings of Shares, or (iv) to change its intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. 37247D106	13D	Page 11 of 17 Pages

Item 5. Interest in Securities of the Issuer.

     (a) and (b) As of June 28, 2012, Highfields I, Highfields II and Highfields III owned beneficially 1,319,833, 4,384,722, and 19,655,885 Shares, respectively, representing approximately 0.3%, 0.9% and 4.0% respectively, of the 491,502,704 Shares of the Issuer’s Class A common stock outstanding as reported in publicly available information.

     As of the date hereof, Highfields Capital Management, Highfields GP, Highfields Associates and Mr. Jacobson, through their respective capacities in which they directly or indirectly control the Funds, have sole voting and dispositive power with respect to all 25,360,440 Shares, representing approximately 5.2% of the 491,502,704 Shares of the Issuer’s Class A common stock outstanding as reported in publicly available information.

     (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set worth in Exhibit B attached hereto and incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

     Each of the Funds holds a portion of its assets, which may include the Issuer’s securities, in prime brokerage accounts at various institutions, which accounts provide the Funds with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer’s securities owned by the Funds are held from time to time in such prime broker accounts they may be subject to such counterparty rights.

     Each of the Funds has entered into cash settled equity swap and other similar derivatives transactions and contracts with one or more counterparties, the value of which is based in whole or in part on the value of the Issuer’s securities. Each of the Funds has modified, added to and/or unwound certain of such contracts, and expects to do so in the future, including at times when it may be purchasing or selling Issuer securities which the Funds beneficially own. The profit and loss on such contracts is wholly or partially referenced to, and therefore calculated based on, the market value of the Issuer’s securities, the relative value of such securities in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Issuer’s securities may be included, or a combination of any of the foregoing.

     The equity swap contracts described above do not, and will not at any time, give the Reporting Persons voting or investment power over any Issuer securities referenced therein. Accordingly, the Reporting Persons disclaim beneficial ownership in any Issuer securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts. Based upon the relationships described herein, the Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists. Each Reporting Person disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

CUSIP No. 37247D106	13D	Page 12 of 17 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement

Exhibit B	Information with respect to transactions of Shares by Highfields effected during the past sixty days

CUSIP No. 37247D106	13D	Page 13 of 17 Pages

SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

June 28, 2012
Date
HIGHFIELDS CAPITAL MANAGEMENT LP
By: Highfields GP LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS GP LLC
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS ASSOCIATES LLC
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
JONATHON S. JACOBSON
/s/ Joseph F. Mazzella*
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
* by power of attorney

CUSIP No. 37247D106	13D	Page 14 of 17 Pages

HIGHFIELDS CAPITAL I LP
By: Highfields Associates, LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS CAPITAL II LP
By: Highfields Associates, LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS CAPITAL III L.P.
By: Highfields Associates, LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title

CUSIP No. 37247D106	13D	Page 15 of 17 Pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the date hereof.

June 28, 2012
Date
HIGHFIELDS CAPITAL MANAGEMENT LP
By: Highfields GP LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS GP LLC
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS ASSOCIATES LLC
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
JONATHON S. JACOBSON
/s/ Joseph F. Mazzella*
Signature

CUSIP No. 37247D106	13D	Page 16 of 17 Pages

Joseph F. Mazzella, Authorized Signatory
Name/Title
* by power of attorney
HIGHFIELDS CAPITAL I LP
By: Highfields Associates LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS CAPITAL II LP
By: Highfields Associates LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS CAPITAL III L.P.
By: Highfields Associates LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title

CUSIP No. 37247D106	13D	Page 17 of 17 Pages

Exhibit B

INFORMATION WITH RESPECT TO TRANSACTIONS OF SHARES BY HIGHFIELDS EFFECTED DURING THE PAST SIXTY DAYS

Date	Number of Shares Purchased (Sold)(1)	Price Per Share ($)(2)
5/07/2012	849,998	$5.76
5/08/2012	782,000	$5.75
5/09/2012	18,000	$5.60
6/01/2012	3,303,043	$5.18
6/04/2012	1,696,957	$5.11

(1)	All purchases/sales were effected through open market transactions.
(2)	Inclusive of brokerage commissions.